09042065

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 30116 |

SEC Mail Processing Section
AUG 25 2009
Washington, DC
122

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING July 1, 2008 (MM/DD/YY) AND ENDING June 30, 2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Googins & Anton, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6417 University Avenue
(No. and Street)

| Middleton | WI | 53562-3417 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Louise P. Googins, President — 638-836-3229 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinberg & Co.
(Name – *if individual, state last, first, middle name*)

| 1415 East State Street, Ste 608 | Rockford | IL | 61104 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Louise P. Googins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Googins & Anton, Inc., as of June 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signed before me on 8-21-09 by Louise P. Googins in Dane County / WI My commission expires October 7, 2012

Louise P. Googins
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEINBERG & CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

## Report of Independent Accountants

Board of Directors
Googins & Anton, Inc.
Middleton, Wisconsin

We have audited the accompanying statements of financial condition of Googins & Anton, Inc. as of June 30, 2009 and 2008, and the related statements of income (loss), changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Googins & Anton, Inc. as of June 30, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Weinberg & Co.

Middleton, Wisconsin
August 4, 2009

GOOGINS & ANTON, INC.

## STATEMENTS OF FINANCIAL CONDITION
### June 30, 2009 and 2008

| ASSETS | 2009 | 2008 |
|---|---|---|
| CURRENT: | | |
| Cash and cash equivalents | $ 86 975 | $ 97 926 |
| Commissions receivable | 1 142 | 17 130 |
| Deferred income taxes (Notes 1 and 4) | $ - | 8 600 |
| TOTAL ASSETS | $ 88 117 | $ 123 656 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
| CURRENT LIABILITIES, | | |
| Due to affiliate (Note 3) | 59 569 | 82 067 |
| STOCKHOLDERS' EQUITY (Note 2): | | |
| Common stock, $1 par value shares, 50,000 shares authorized, 10,000 shares issued and outstanding | 10 000 | 10 000 |
| Less treasury stock (5,000 shares at par value) | (5 000) | (5 000) |
| Retained earnings | 23 548 | 36 589 |
| TOTAL STOCKHOLDERS' EQUITY | 28 548 | 41 589 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 88 117 | $ 123 656 |

The accompanying notes are an integral part of the financial statements.

GOOGINS & ANTON, INC.

**STATEMENTS OF INCOME (LOSS)**
**For the Years Ended June 30, 2009 and 2008**

| | 2009 | 2008 |
|---|---|---|
| REVENUE: | | |
| Commissions | $1 126 514 | $1 284 855 |
| Investment income | 471 | - |
| | 1 126 985 | 1 284 855 |
| EXPENSES: | | |
| Directors fees | 52 100 | 63 097 |
| Clerical and administrative salaries | 720 031 | 821 132 |
| Independent contractors | 2 029 | 2 313 |
| Payroll processing | 1 352 | 1 542 |
| Repairs | 1 465 | 1 671 |
| Rents | 43 164 | 49 224 |
| Payroll taxes | 38 205 | 43 569 |
| Advertising | 51 729 | 58 992 |
| Printing and publications | 2 930 | 3 342 |
| Insurance | 16 679 | 19 021 |
| Retirement contribution | 58 829 | 67 089 |
| Retirement plan fees | 1 690 | 1 928 |
| Management fees | 45 000 | 32 000 |
| Accounting fees | 26 628 | 27 617 |
| Fees and licenses | 8 435 | 8 056 |
| Utilities | 1 803 | 2 056 |
| Telephone | 7 100 | 8 097 |
| Office supplies and postage | 19 272 | 21 977 |
| Computer expense | 8 790 | 10 025 |
| Meeting expense | 10 143 | 11 567 |
| Travel and mileage | 5 071 | 5 783 |
| Meals and entertainment | 3 043 | 3 470 |
| Miscellaneous | 5 938 | 7 302 |
| | 1 131 426 | 1 270 870 |
| Income (loss) before income taxes | (4 441) | 13 985 |
| Income tax (expense) benefit (Note 4) | (8 600) | 2 142 |
| NET INCOME (LOSS) | $ (13 041) | $ 16 127 |

The accompanying notes are an integral part of the financial statements

GOOGINS & ANTON, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended June 30, 2009 and 2008

| | Common Stock | Treasury Stock | Retained Earnings | Total |
|---|---|---|---|---|
| Balance, June 30, 2007 | $ 10 000 | $ (5 000) | $ 20 462 | $ 25 462 |
| Net income | - | - | 16 127 | 16 127 |
| Balance, June 30, 2008 | $ 10 000 | $ (5 000) | $ 36 589 | $ 41 589 |
| Net loss | - | - | (13 041) | (13 041) |
| Balance, June 30, 2009 | $ 10 000 | $ (5 000) | $ 23 548 | $ 28 548 |

The accompanying notes are an integral part of the financial statements.

GOOGINS & ANTON, INC.

## STATEMENTS OF CASH FLOWS
**For the Years Ended June 30, 2009 and 2008**

| | 2009 | 2008 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income (loss) | $ (13 041) | $ 16 127 |
| Adjustment to reconcile net income (loss) to net cash provided by (used for) operating activities: | | |
| Commissions receivable | 15 988 | (11 196) |
| Due to affiliates | (22 498) | (18 219) |
| Income taxes | 8 600 | 3 858 |
| Total adjustments | 2 090 | (25 557) |
| NET DECREASE IN CASH | (10 951) | (9 430) |
| CASH AND CASH EQUIVALENTS, beginning of year | 97 926 | 107 356 |
| CASH AND CASH EQUIVALENTS, end of year | $ 86 975 | $ 97 926 |

The accompanying notes are an integral part of the financial statements.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Operations
The Company operates as a broker in registered securities and other investments. The Company introduces and forwards, as a broker, all security transactions and accounts to Pershing LLC, which carries such accounts on a fully disclosed basis. Commissions receivable consist of amounts due from Pershing LLC, and other companies for whom the Company has sold annuities or mutual funds.

### Income Taxes
Deferred income taxes result from the use of the accrual method for financial reporting purposes and the cash basis for tax purposes. Deferred income taxes have been offset by a net operating loss carryforward (Note 4). Deferred income taxes will not be recognized until the carryforward is fully utilized.

### Recognition of Revenue
All securities and annuity transactions and related revenue and expenses are generally recorded on a trade-date basis.

### Cash Equivalents
All highly liquid securities purchased with an original maturity of three months or less are considered to be cash equivalents.

## NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $5,000 and $5,417 at June 30, 2009 and 2008, respectively, and that the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. Net capital as of June 30, 2009 and 2008, was $27,406 and $16,620, respectively, and aggregate indebtedness was $59,569 and $82,067, respectively. The ratio of aggregate indebtedness to net capital at June 30, 2009 and 2008, was 2.2 to 1 and 4.9 to 1, respectively.

## NOTE 3 - FEES AND REIMBURSEMENT OF EXPENSES TO AFFILIATES

The Company has an operating agreement with an affiliated company. The agreement provides for the affiliated company to pay a substantial portion of Googins & Anton, Inc.'s operating expenses in exchange for a management fee equal to 98.5 percent of revenue received after commissions and certain other expenses are paid. This fee totaled $1,020,824 and $1,196,159 for the years ended June 30, 2009 and 2008, respectively, and has been allocated to the appropriate expense category on the statement of income. Accrued management fees due to affiliates at June 30, 2009 and 2008, amounted to $59,569 and $82,067, respectively.

## NOTE 4 - INCOME TAXES

The Company's income tax expense for the years ended June 30, 2009 and 2008, consists of the following:

| | 2009 | 2008 |
|---|---|---|
| Taxes currently (payable) refundable | $ - | $ 3,642 |
| Deferred taxes | (8 600) | (1 500) |
| Income tax expense benefit | $ (8 600) | $ 2 142 |

A net operating loss of approximately $40,000 is available to offset future taxable income. The net operating loss carryforward expires in 2027 ($1,300), 2028 ($13,300) and 2029 ($25,400).

## NOTE 5 - RETIREMENT PLAN

The Company has a 401(k) retirement plan which covers all employees who meet the plan's eligibility requirements.

The plan allows employees of the Company to participate in a salary reduction savings plan whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length-of-service requirements. The Company uses the safe harbor method of funding the plan with a minimum 3% contribution for all eligible employees. The Company elected to contribute more than the required 3% for the years ended June 30, 2009 and 2008. The contributions were $58,829 and $67,089, respectively.

WEINBERG
& CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Report of Independent Accountants on
Supplementary Information Required by Rule 17A-5
of the Securities and Exchange Commission

Board of Directors
Googins & Anton, Inc.
Madison, Wisconsin

We have audited the accompanying financial statements of Googins & Anton, Inc. as of and for the years ended June 30, 2009 and 2008, and have issued our report thereon dated August 4, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I,II,III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Weinberg & Co.

Weinberg & Co.

Middleton, Wisconsin
August 4, 2009

**GOOGINS & ANTON, INC.**

**COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2009**

COMPUTATION OF NET CAPITAL

| | |
|---|---|
| Total stockholder's equity qualified for net capital | $ 28,548 |
| Deduct non-allowable assets, | |
| Aged commissions receivable, net of related commission payable | (1,142) |
| Net capital before haircuts on securities position | 27,406 |
| Deduct haircuts on securities (computed, where applicable, pursuant to Rule 15C3-1(f) other securities) | - |
| NET CAPITAL | $ 27,406 |

**GOOGINS & ANTON, INC.**

**COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2009**

COMPUTATION OF BASIC NET REQUIREMENT

| | |
|---|---|
| Net capital | $ 27,406 |
| Net capital requirement | $ 5,000 |
| Excess net capital | $ 22,406 |
| Excess net capital at 1000% (net cap-10% of AI) | $ 21,449 |

COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Total A.I. liabilities | $ 59,569 |
| Percentage of aggregate indebtedness to net capital | 217.37% |

**GOOGINS & ANTON, INC.**

**SUMMARY OF AUDIT ADJUSTMENTS**
**TO COMPUTATION OF NET CAPITAL REQUIREMENT**
**June 30, 2009**

| | |
|---|---|
| Net capital as previously reported in the Financial and Operation Combined Uniform Single Report - Part IIA (Unaudited) | $ 28,808 |
| Audit adjustment, Due to affiliate | (1,402) |
| Net capital as currently reported on Schedule I | $ 27,406 |

**GOOGINS & ANTON, INC.**

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT**
**REQUIRED BY RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**June 30, 2009**

The Company is exempt from Rule 15C3-3 under paragraph(k)(2)ii). The Company clears all transactions with and for customers on a fully disclosed basis with Pershing LLC, or other qualified investment companies, and promptly transmits all customer funds and securities to Pershing LLC, or other qualified investment companies, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17A-3 and 17A-4, as are customarily made and kept by a clearing broker or dealer.

**GOOGINS & ANTON, INC.**

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS REQUIRED BY RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**June 30, 2009**

The Company is exempt from the possession and control requirements of Rule 15C3-3 under paragraph(k)(2)(ii). The Company clears all transactions for customers on a fully disclosed basis with Pershing LLC, or other qualified investment companies, and promptly transmits all customer funds and securities to Pershing LLC, and other qualified investment companies, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17A-3 and 17A-4, as are customarily made and kept by a clearing broker or dealer.

WEINBERG
& CO. Camelot Tower • 1415 East State Street • Suite 608 • Rockford, Illinois 61104 • Phone (815) 964-9955 • Fax (815) 964-3601
Certified Public Accountants and Consultants

Report of Independent Accountants on Internal Control Structure
Required by Rule 17A-5 of the Securities and Exchange Commission

Board of Directors
Googins & Anton, Inc.
Middleton, Wisconsin

In planning and performing our audit of the financial statements of Googins & Anton, Inc. for the year ended June 30, 2009, we considered its internal control structure in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures following by Googins & Anton, Inc. in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3(a)(11). The management of the Company has indicated that the Company was in compliance with the exemptive provisions of Rule 15C3-3 and no facts came to our attention indicating that the exemptive provisions have not been complied with during the year ended June 30, 2009. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by Rule 17A-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17A-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17A-5(g) under the Securities Exchange Act of 1923 and should not be used for any other purpose.

Weinberg & Co.

Middleton, Wisconsin
August 4, 2009

**GOOGINS & ANTON, INC.**

---

**ANNUAL AUDITED REPORT**
**For the Years Ended**
**June 30, 2009 and 2008**

# INDEX